UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On August 19, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued a press release entitled, “Ascentage Pharma Reports 2026 Interim Unaudited Six Months Financial Results and Business Updates”. A copy of the press release is furnished as Exhibit 99.1 to this Report. On August 20, 2026, Ascentage Pharma Group International posted an announcement on the Hong Kong Stock Exchange entitled, “Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2026”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated August 19, 2026
99.2	Announcement dated August 19, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: August 20, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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